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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

IBASIS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share,
Having an Exercise Price of $1.00 or More Per Share
(Title of Class of Securities)

450732-10-2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ofer Gneezy
President and Chief Executive Officer
iBasis, Inc.
20 Second Avenue
Burlington, Massachusetts 01803
Telephone: 781-505-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copies to:

Jonathan Draluck, Esq. General Counsel iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803 Telephone: 781-505-7500 Telecopy: 781-505-7304	David L. Engel, Esq. Johan V. Brigham, Esq. Bingham McCutchen LLP 150 Federal Street Boston, Massachusetts 02110 Telephone: 617-951-8000 Telecopy: 617-951-8736

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$748,055	$68.82

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,168,275 shares of common stock of iBasis, Inc. having an aggregate value of $748,055 as of November 22, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the current market price of the shares of common stock subject to such options. The amount of the filing fee is calculated at $92 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$68.82	Filing Party:	iBasis, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 25, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2002, (the "Schedule TO") relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of $1.00 or more per share, for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 25, 2002 (the "Offer to Exchange").

ITEM 1.    SUMMARY TERM SHEET

        Item 1 of the Schedule TO is hereby amended and supplemented by adding the following paragraph to page 1 of the general summary of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO, immediately following the first full paragraph on the same page and before the description of the new options:

  "We believe that by offering optionholders the opportunity to ask us to exchange options and by reserving a right to reject any options surrendered for exchange, we have structured this offer so as to mitigate the risk that the IRS would characterize the option exchange program as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). While we intend to accept for exchange all tendered options, we have reserved the right to reject any request to exchange such options in an effort to protect for our employees the tax status of any incentive stock options that our employees decide not to tender in view of IRS private letter ruling No. 9129048, dated April 24, 1991. In this ruling, another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a "modification" of incentive stock options that can be, but are not, surrendered. A successful assertion by the IRS of this position could extend the incentive stock options' requisite holding periods to qualify for incentive stock option tax treatment and could also convert some incentive stock options into nonstatutory stock options."

ITEM 4.    TERMS OF THE TRANSACTION

1.
Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following clause to the end of the second to last sentence of the paragraph preceded by the bold heading "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" in Section 3 on Page 14 of the Offer to Exchange, which was previously incorporated by reference into the Schedule TO:

  ", provided, however, that if we waive any of the conditions of this offer for any particular optionholder, we will waive such condition for all similarly-situated optionholders."

2.
Item 4(a) of the Schedule TO is hereby further amended and supplemented by adding the following paragraph immediately following the third paragraph of Section 3 on page 14 of the Offer to Exchange, under the paragraph preceded by the bold heading "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects," which was previously incorporated by reference into the Schedule TO:

  "While we intend to accept for exchange all tendered options, we have reserved the right to reject any request to exchange such options in an effort to protect for our employees the tax status of any incentive stock options that our employees decide not to tender in view of IRS private letter ruling No. 9129048, dated April 24, 1991. In this ruling, another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving a right to reject any options surrendered for exchange, unlike the other company whose offer was the subject of the 1991 Private Letter Ruling, we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to our offer. However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a "modification" of incentive stock options that can be, but are not, surrendered. A successful assertion by the IRS of this position could extend the incentive stock options' requisite holding periods to qualify for incentive stock option tax treatment and could also convert some incentive stock options into nonstatutory stock options."

3.
Item 4(a) of Schedule TO is hereby further amended and supplemented by deleting in its entirety the second sentence of the first paragraph of Section 6 on page 16 of the Offer to Exchange, under the bold heading "Conditions of this Offer," which was previously incorporated by reference into the Schedule TO, and replacing it with the following:

  "While we intend to accept for exchange all tendered options, we have reserved the right to reject any such request in an effort to protect for our employees the tax status of any incentive stock options that our employees decide not to tender in view of IRS private letter ruling No. 9129048, dated April 24, 1991. In this ruling, another company's option exchange program, which allowed employees holding incentive stock options to voluntarily agree to cancel them and exchange them for new options, was characterized as a "modification" of any incentive stock option that could be exchanged (whether or not it was exchanged). We believe that by reserving a right to reject any options surrendered for exchange, unlike the other company whose offer was the subject of the 1991 Private Letter Ruling, we have structured this offer so as to mitigate the risk that the IRS would make a similar assertion with respect to our offer. However, we do not know if the IRS will assert the position that our solicitation of requests constitutes a "modification" of incentive stock options that can be, but are not, surrendered. A successful assertion by the IRS of this position could extend the incentive stock options' requisite holding periods to qualify for incentive stock option tax treatment and could also convert some incentive stock options into nonstatutory stock options. Additionally, we reserve the right to reject any options from optionholders who reside in any state or other jurisdiction in which this offer is not permitted. For additional information, see second to last paragraph of this Section 6."

Item 12.    EXHIBITS

        Item 12 of the Schedule TO is hereby amended so as to amend and restate the following exhibits in their entirety:

EXHIBIT NO.
(a)(1)	Offer to Exchange Outstanding Stock Options, dated November 25, 2002, including Summary Term Sheet.
(d)(2)	Form of Incentive Stock Option Agreement pursuant to the iBasis, Inc. 1997 Stock Incentive Plan, as amended.

        The amended and restated exhibits are attached hereto.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: December 18, 2002	IBASIS, INC.
	By:	/s/ OFER GNEEZY Ofer Gneezy President and CEO

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  ITEM 1. SUMMARY TERM SHEET
  ITEM 4. TERMS OF THE TRANSACTION
  Item 12. EXHIBITS
SIGNATURE